FORM 5

QUARTERLY LISTING STATEMENT
Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”).
Trading Symbol: ACRG.U

This Quarterly Listing Statement must be posted on or before the day on which the Issuer’s unaudited interim financial statements are to be filed under the Securities Act, or, if no interim statements are required to be filed for the quarter, within 60 days of the end of the Issuer’s first, second and third fiscal quarters. This statement is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by the Exchange Policies. If material information became known and was reported during the preceding quarter to which this statement relates, management is encouraged to also make reference in this statement to the material information, the news release date and the posting date on the Exchange website.
General Instructions

(a)
Prepare this Quarterly Listing Statement using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the following items must be in narrative form. When the answer to any item is negative or not applicable to the Issuer, state it in a sentence. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Listed Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

There are three schedules which must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements are required as follows:

For the first, second and third financial quarters interim financial statements prepared in accordance with the requirements under Ontario securities law must be attached.

If the Issuer is exempt from filing certain interim financial statements, give the date of the exempting order.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

Except for the information contained in no. 4 of this section, the supplementary information is contained in the attached Schedule A: Financial Statements.

1.	Related party transactions

All related party transactions have been disclosed in the notes to the Issuer's financial statements for the interim period ended September 30, 2019.

Provide disclosure of all transactions with a Related Person, including those previously disclosed on Form 10. Include in the disclosure the following information about the transactions with Related Persons:

(a)
A description of the relationship between the transacting parties. Be as precise as possible in this description of the relationship. Terms such as affiliate, associate or related company without further clarifying details are not sufficient.

(b)	A description of the transaction(s), including those for which no amount has been recorded.

(c)	The recorded amount of the transactions classified by financial statement category.

(d)	The amounts due to or from Related Persons and the terms and conditions relating thereto.

(e)	Contractual obligations with Related Persons, separate from other contractual obligations.

(f)	Contingencies involving Related Persons, separate from other contingencies.

2.	Summary of securities issued and options granted during the period.

All securities issued and options granted have been disclosed in the notes to the Issuer’s financial statements for the interim period ended September 30, 2019.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Provide the following information for the period beginning on the date of the last Listing Statement (Form 2A):

(a)	summary of securities issued during the period,

Date of Issue	Type of Security (common shares, convertible debentures, etc.)	Type of Issue (private placement, public offering, exercise of warrants, etc.)	Number	Price	Total Proceeds	Type of Consideration (cash, property, etc.)	Describe relationship of Person with Issuer (indicate if Related Person)	Commission Paid

(b)	summary of options granted during the period,

Date	Number	Name of Optionee if Related Person and relationship	Generic description of other Optionees	Exercise Price	Expiry Date	Market Price on date of Grant

3.	Summary of securities as at the end of the reporting period.

A summary of securities has been provided in the Issuer’s financial statements for the interim period ended September 30, 2019.

Provide the following information in tabular format as at the end of the reporting period:

(a)	description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

(b)	number and recorded value for shares issued and outstanding,

(c)	description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d)	number of shares in each class of shares subject to escrow or pooling agreements or any other restriction on transfer.

4.	List the names of the directors and officers, with an indication of the position(s) held, as at the date this report is signed and filed.

Name of Director / Officer	Position(s) Held
Kevin Murphy	Chairman, Director and Chief Executive Officer
John Boehner	Director
Larissa Herda	Director
Douglas Maine	Director
Brian Mulroney	Director
William Van Faasen	Director
William Weld	Director
Robert Daino	Chief Operating Officer
Glen Leibowitz	Chief Financial Officer
James Doherty	General Counsel and Secretary
Tyson Macdonald	Executive Vice President, Corporate Development
Steven Hardardt	Executive Vice President, Chief People Officer and Administration

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Provide Interim MD&A if required by applicable securities legislation.

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015

Certificate Of Compliance
The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Quarterly Listing Statement.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 5 Quarterly Listing Statement is true.
Dated November 22, 2019.

Glen S. Leibowitz
Name of Director or Senior Officer

/s/ Glen S. Leibowitz
Signature

Chief Financial Officer
Official Capacity

Issuer Details Acreage Holdings, Inc.	For Quarter Ended September 30, 2019	Date of Report 19/11/22
Issuer Address 366 Madison Avenue, 11th Floor
City/Province/Postal Code New York, NY 10017	Issuer Fax No. (212) 428-6770	Issuer Telephone No. (646) 600-9181
Contact Name Glen Leibowitz	Contact Position CFO	Contact Telephone No.
Contact Email Address g.leibowitz@acreageholdings.com	Web Site Address www.acreageholdings.com

FORM 5 – QUARTERLY LISTING STATEMENT
January 2015